UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 26549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                           SEC FILE NUMBER
                                                              0-20394


(Check One):[X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR


                                                            CUSIP NUMBER
                                                              457635100

         For Period Ended Fiscal year ended March 31, 1999
                          --------------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ----------------------------

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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Part I - REGISTRANT INFORMATION

Full name of registrant
                           Inmark Enterprises, Inc.
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Former name if applicable
                           Health Image Media, Inc.
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Address of principal executive office (Street and Number)
                           415 Northern Boulevard
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City, state and zip code
                           Great Neck, New York 11021
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PART II - RULES 12-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant is in the process of negotiating a modification to its existing loan facility, which it expects to complete within 15 calendar days after the prescribed due date for its annual report on Form 10-K. Filing the annual report on Form 10-K before the completion of the loan modification would require the registrant to restate its financial statements, which would require the registrant to exert unreasonable efforts and incur unreasonable expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Susan J. Komansky      (212)          479-6043
         -----------------   ----------    ----------------
               (Name)        (Area Code)  (Telephone Number)


(2)       Have all other periodic  reports required under Section
          13 or 15(d) of the  Securities  Exchange Act of 1934 or
          Section 30 of the Investment Company Act of 1940 during
          the preceding 12 months or for such shorter period that
          the registrant was required to file such report(s) been
          filed? If the answer is no, identify report(s).          [X] Yes [] No


(3)       Is  it  anticipated  that  any  significant  change  in
          results of operations from the corresponding period for
          the last fiscal year will be  reflected by the earnings
          statements  to be  included  in the  subject  report or
          portion thereof?                                         [X] Yes [] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that the registrant's net income for the fiscal year ended March 31, 1999 will be approximately $941,000 less than the registrant's net income for the fiscal year ended March 31, 1998. The difference in earnings is attributable to a decline in sales volume of Inmark Services, Inc., an operating subsidiary of the registrant, and an increase in operating expenses primarily attributable to amortization of goodwill and interest expense incurred in connection with the acquisitions of Optimum Group, Inc. at March 31, 1998 and U.S. Concepts, Inc. at December 29, 1998.

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                            Inmark Enterprises, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     June 29, 1999  By /s/  Donald A. Bernard
         -------------     ----------------------
                           Executive Vice President and
                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

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